Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

July 14, 2011

VIA EDGAR AND FEDEX

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, NE

Mail Stop 3720

Washington, DC 20549-6010

Re:	Groupon, Inc.
Registration Statement on Form S-1 filed on June 2, 2011
Amendment No. 1 filed on July 14, 2011
File No. 333-174661

Dear Mr. Spirgel:

On behalf of Groupon, Inc. (the “Company”), enclosed for your review is Amendment No. 1 to the Company’s Registration Statement on Form S-1 (Registration No. 333-174661) (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on June 2, 2011. An electronic version of Amendment No. 1 has been filed concurrently with the Commission through its EDGAR system. The enclosed copy of Amendment No. 1 has been marked to reflect changes made to the Registration Statement.

Set forth below are the responses of the Company to the comments contained in the Staff’s letter to the Company, dated June 29, 2011, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

General

Comment No. 1

We note numerous blank spaces throughout the prospectus. Please be advised that you should include the price, use of proceeds, dilution, capitalization, underwriting, and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response:

The Company undertakes to include the price, use of proceeds, dilution, capitalization, underwriting, and all other required information in an amendment to the Registration Statement prior to any distribution of preliminary prospectuses. The Company recognizes that the Commission must have sufficient time to review its complete disclosure and undertakes to provide the required information in a timely manner.

Comment No. 2

As soon as practicable, please furnish us with a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

Response:

The Company undertakes to, as soon as practicable, furnish the Commission with a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA.  Further, prior to the effectiveness of its Registration Statement, the Company undertakes to provide the Commission with a copy of the letter or a call from FINRA informing the Commission that FINRA has no objections.

Comment No. 3

Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline.”

Response:

The Company undertakes to provide the Commission with copies of its artwork prior to circulating preliminary prospectuses. The Company recognizes that the Commission must have sufficient time to comment on the artwork and undertakes to provide the artwork in a timely manner.

Comment No. 4

We note that Mr. Eric Lefkofsky, your co-founder and Executive Chairman, has been reported to have stated in an interview on June 3, 2011 that your company is going to be wildly profitable. See http://www.bloomberg.com/news/2011-06-05/groupon-chairman-lefkofsky-says-coupon-company-will-be-wildly-profitable-.html. Please provide your analysis of how this statement is consistent with the disclosure in your prospectus about the company’s financial condition and prospects.

Response:

In order to address the reported statement and related media attention, the Company has added a risk factor on page 28 cautioning prospective investors not to rely on the reported statement—or any other information outside of the prospectus—in making an investment decision.

The Company hereby advises the Staff that the reported statement does not accurately or completely reflect the comments or views of Mr. Lefkofsky.   Accordingly, and with due respect to the Staff’s request, the Company will not attempt to reconcile the alleged isolated statement with the comprehensive disclosures in the prospectus.  Mr. Lefkofsky did not arrange for, or agree to, an interview with Bloomberg and did not understand that his brief conversation with the reporter in question was on the record.  Mr. Lefkofsky’s disavowal of the reported statement as an accurate and full assessment of his views and his good faith intent to avoid any publicity relating to the Company is evidenced by the Company’s request that Bloomberg not publish the alleged statement.  As that request was not honored, the Company would propose to address any confusion or possible reliance on the reported statement with a clear caution to prospective investors that it should be disregarded as not fully or accurately reflecting Mr. Lefkofsky’s views and that any investment decision should be made based solely on the information contained in the prospectus.

The Company respectfully advises the Staff that it acknowledges its responsibilities and obligations regarding communications during the registration process and undertakes to continue to advise its board, management and employees of such responsibilities and obligations and diligently monitor and, as appropriate, restrict such communications.

Prospectus Cover Page

Comment No. 5

Please disclose that there will be two classes of authorized common stock outstanding, Class A common stock and Class B common stock, and briefly describe the different rights between the two classes.

Response:

The Company has revised the cover page of the prospectus to disclose that there will be two classes of authorized common stock outstanding and to describe the different rights between the two classes.

Letter from Andrew D. Mason

Comment No. 6

Please move Mr. Mason’s letter to a section of the prospectus that follows the Risk Factors. The description of the development of your company and business philosophy and your company’s growth and relevant financial metrics appear more appropriate for the body of the filing.

Response:

As requested by the Staff, Mr. Mason’s letter has been moved to the section of the prospectus immediately following the Risk Factors beginning on page 32.  For convenience, the Company has supplementally provided to the Staff a copy of Mr. Mason’s letter marked to reflect changes from the letter included in the Registration Statement filed with the Commission on June 2, 2011.

We aggressively invest in growth.

Comment No. 7

Please clarify the reference to “long-term.” For instance, does it refer to a period of five, ten, or 20 years?

Response:

In this context, “long-term” is not intended to mean a time period of any specific duration (i.e., five years or 20 years), but instead a time period beyond the current fiscal quarter or year. In other words, the Company’s decision to invest aggressively in subscriber acquisition is based on the belief that the returns from the marketplace it is creating and building through such investment will be realized over a time period longer than the fiscal quarter or year in which the investment is made and recognized.  Another premise to this investment theory is that the marketplace created and maintained by the Company is also sustainable over such period.  With due respect, the Company submits that this use of “long-term” is consistent with the generally understood meaning of such phrase and no clarifying language is necessary to facilitate the understanding by potential investors.

Comment No. 8

Also, please clarify the quarters in which your investment in growth turned a putative profit into a sizable loss. And, clarify your reference to “short-term consequences.” For instance, explain whether this phrase refers to financial losses, negative press coverage, or other matters.

Response:

The references to the impact of investments in growth on profitability in past quarters has been deleted as unnecessary to Mr. Mason’s message that the Company intends to continue to make such investments.  In addition, the generic term “short-term consequences” has been replaced with a specific reference to “impact on short-term profitability.”  With due respect, the Company submits that “short-term” is generally understood, as it is intended in this context, to mean a period of less than 12 months and no clarifying language is necessary to facilitate the understanding by potential investors.

We are always reinventing ourselves.

Comment No. 9

We note the reference to merchant demand and merchants struggling with too many customers. Please balance these statements with disclosure of the percentage of deals offered that are not fully subscribed and the company’s experience with a drop off of customers and lack of repeat business at merchants following the expiration of the Groupon.

Response:

The Company respectfully advises the Staff that this section of the letter, including the phrase noted in the Staff’s comment, is intended to provide a factual history of the Company’s development.  A key step in this development was the introduction of deal penetration to address local merchants’ concerns about being overwhelmed by customer demand.  The Company submits that disclosure of deal “tipping rates” is not necessary to demonstrate or balance this statement of fact.  In that regard, the Company supplementally advises the Staff that historically the number of featured deals that failed to attract the prescribed minimum number of customers is nominal.  Historically, less than 1% of the deals offered by the Company failed to meet applicable minimum subscription levels. The Company also supplementally advises the Staff that it has not experienced any measureable impact from merchants concerned about a drop off of customers and lack of repeat business.   Given the tens of thousands of merchants that the Company has worked with, some have undoubtedly had this experience, but notwithstanding some of the negative press (which tends to be repeated without separate verification), the Company continues to experience very positive relationships with its merchants with strong interest in conducting repeat transactions.  Indeed, the limiting factor on repeat transactions has been the Company’s desire to promote increased variety rather than any limitation on merchant demand.

The Company also notes that it has included additional language at the end of the letter to provide better balance to the overall discussion in the letter.

Comment No. 10

We note the references to the mushrooming of Groupon clones and the statement that your investment in technology and deal targeting diminished a reason for clones to exist. Please reconcile these statements with your disclosure in the first paragraph on page 82 where you state your competitors offer substantially the same or similar product offerings.

Response:

In response to the Staff’s comment, Mr. Mason has revised the letter to state that increased deal targeting does not diminish a reason for clones to exist, but rather increases the number and variety of deals offered through the Company’s marketplace.  The Company’s ability to offer multiple, targeted featured deals enables it to meet a higher degree of customer and merchant demand in a particular market.

Comment No. 11

Please also clarify the ambitious bets you intend to make that may distract you from your current business. Explain whether this refers to developing different technology, further acquisitions, or partnering with companies in other industries. Further, explain “disruptive products.”

Response:

In response to the Staff’s comment, Mr. Mason has modified the subject language to clarify that investors should expect the Company to make “ambitious bets in technology and product innovation.”  The phrase “disruptive products” has been modified to “exciting products” and is intended to refer to products and related technologies that differ from traditional means of buying or selling goods and services.

We are unusual and we like it that way.

Comment No. 12

Please clarify “short time horizons.”

Response:

In response to the Staff’s comment, Mr. Mason has deleted the phrase “short time horizons” and replaced it with the word “immediately.”

Our customers and merchants are all we care about.

Comment No. 13

Please balance the statements regarding the premise that your customers and merchants are all you care about with a discussion of your fiduciary duty to shareholders.

Response:

The Company acknowledges the Staff’s comment and has revised the heading of the subject section to clarify that customers and merchants are not “all” the Company cares about. Making customers and merchants happy is a key objective, but the Company is, and since its inception has been, mindful of its fiduciary duty to its stockholders.  As this duty is not impacted in any material respect by the offering, and in light of the revision noted above, the Company respectfully submits that no specific discussion of the subject is necessary in the prospectus.

We don’t measure ourselves in conventional ways.

Comment No. 14

Please discuss that there are measures other than free cash flow to measure long-term financial stability and that free cash flow may be calculated differently from the company’s measure of free cash flow.

Response:

Mr. Mason has revised the subject language to clarify (i) the manner in which the Company calculates free cash flow and (ii) that it is an indicator of long-term financial stability.

Concluding paragraph

Comment No. 15

Please balance the discussion of Mr. Mason’s belief that “Groupon is better positioned that any company in history to reshape local commerce” by noting the company’s net losses and competitive landscape. Provide the basis for Mr. Mason’s belief. Also disclose that Mr. Mason’s belief may not translate into investment returns for potential purchasers in the offering.

Response:

Mr. Mason has revised the subject paragraph to provide the balance and disclosure requested by the Staff.  As a supplemental matter, Mr. Mason’s personal belief regarding the Company’s market opportunity is based primarily on experience and perspective gained as a co-founder and Chief Executive Officer of the Company, including his assessment of the “daily deal” industry that he helped to identify and develop through his involvement with the Company.

Prospectus Summary, page 1

Groupon, Inc., page 1

Comment No. 16

Please balance the disclosure on page one regarding your growth by providing the following context:

•                  In the first bullet point, disclose your net loss for the periods presented

Response:

The Company has revised the first bullet point on page one to include the Company’s net loss for the periods presented.

•                  In the third bullet point, disclose the number of subscribers who purchased Groupons during the periods presented and the number of those subscribers who were repeat purchasers; and

Response:

The Company has revised the third bullet point on page one to include the number of subscribers who have purchased Groupons during the periods presented.

The Company respectfully submits that disclosure of repeat purchasers would not result in meaningful disclosure to potential investors because the Company is unable to derive meaningful trends from such data.  The Company has a limited operating history in a new industry. Many of the Company’s markets were established, and the vast majority of its subscribers and customers registered for its service or made their initial purchase of a Groupon, within the past 12 months. Accordingly, it is difficult to discern from the Company’s limited operating history meaningful trends with respect to the purchase or repeat purchase activity of its subscribers or customers.  The Company advises the Staff that it has added disclosure regarding its difficulty in assessing such trends to the second risk factor on page 11. Further limiting the utility of the proposed metric are various assumptions that would need to be made in “defining” what constitutes a repeat purchaser, including the maximum time period between “repeat” purchases.  As it develops a longer operating history across various markets, including those outside of North America, the Company expects that it will evaluate whether repeat purchasers is a meaningful metric for management to employ in measuring performance and will consider public disclosure of such information as appropriate at that time.

•                  Disclose the number of merchants who have offered deals through Groupons during the periods presented and the number of repeat merchants.

Response:

The Company advises the Staff that the number of merchants which have offered deals through Groupon during the periods presented is included as the number of merchants featured in the fourth bullet point on page one.

The Company advises the Staff that repeat merchants is not a metric that the Company currently monitors or evaluates, as it does not believe it is meaningful to its management or the evaluation of its business at this time.  Accordingly, the Company respectfully submits that to disclose repeat merchants would not provide meaningful disclosure to potential investors.  The Company’s business model focuses on attracting a large number of merchants worldwide across a wide variety of categories of goods and services.  In view of the backlog of merchants and the Company’s goal of offering new and diverse deals, the Company’s current general approach is to limit rather than encourage repeat merchants.

Our Strategy, page 2

Comment No. 17

You disclose in the second paragraph of this subsection that, “we spent $18.0 million in online marketing expense to acquire North American subscribers in the second quarter of 2010 and generated $61.7 million in gross profit from this group of subscribers in the four quarters ended March 31, 2011.” Please disclose how you arrived at these numbers from your financial statements.

Response:

The Company advises the Staff that it derives online marketing expense to acquire North American subscribers from the online marketing general ledger account of its North American general ledger.  The online marketing general ledger account of the Company’s North American general ledger is included within the marketing expense line item in the Company’s financial statements, which line item also includes other marketing expenses such as offline marketing expenses, which primarily are designed to promote brand awareness and the sale of Groupons generally.

The Company advises the Staff that gross profit from the group of North American subscribers acquired in the second quarter of 2010 represents a portion of the gross profit line item in the Company’s financial statements.  The gross profit attributed to such subscribers reflects the amount the Company retained after paying an agreed upon percentage to the featured merchants for the Groupons purchased by such subscribers.

The Company has revised the disclosure under “Business—Subscriber Economics” on page 76 to reflect the foregoing.  A cross reference to such section is included in the prospectus summary.

Key Operating Metrics, pages 8 and 41

Comment No. 18

It appears that a significant number of your subscribers have not participated in Groupon deals and are not counted as customers. With a view towards expanded disclosure, explain to us how you determine whether your subscribers are still active.

Response:

The Company advises the Staff that it deems any subscriber who has not cancelled his or her account to be an “active subscriber” and has revised the disclosure on pages 8, 43, 48 and 58 to clarify this point accordingly.  The Company has noted in the risk factor on page 24 the inherent limitations in its subscriber data.  In addition, the Company respectfully submits that expanded disclosure is not necessary, as the format in which the Company presents customer and subscriber data (and other key operating metrics) enables potential investors to readily discern the number of subscribers who are not customers.

Comment No. 19

We note that “cumulative customers” reflects the total number of unique customers that have purchased Groupons from January 1, 2009 through the last day of the applicable period. With a view towards expanded disclosure, tell us why you do not also report repeat customers that have purchased Groupons for the respective periods, or why you exclude Groupons sold to repeat customers in the applicable period.

Response:

The Company refers to its response to the Staff Comment No. 16 for an explanation as to why the Company does not report repeat customers.  In addition, the Company advises the Staff that Groupons sold reflects Groupons sold to all customers, including unique and repeat customers.

Non-GAAP Financial Measures, pages 9 and 41

Comment No. 20

We note your use of the non-GAAP measure Adjusted Consolidated Segment Operating Income, which excludes, among other items, online marketing expense. It appears that online marketing expense is a normal, recurring operating cash expenditure of the company. Your removal of this item from your results of operations creates a non-GAAP measure that is potentially misleading to readers. Please revise your non-GAAP measure accordingly. Refer to Rule 100(b) of Regulation G.

Response:

The Company respectfully submits that its presentation of Adjusted CSOI, and in particular the exclusion of online marketing expense from such calculation, is consistent with Regulation G.  The Company defines online marketing expense as those marketing expenses relating primarily to the acquisition of new subscribers.  It does not include expenses relating to any marketing or sales initiatives targeted to existing subscribers or customers.  Traditional marketing expenses and offline marketing expenses, which primarily are designed to promote brand awareness and the sale of Groupons generally, are not excluded from Adjusted CSOI.  Regulation G prohibits a registrant from, among other things, adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual if such items occurred in the past two years or are likely to occur in the ensuing two years.  See Item 10 of Regulation S-K under the Securities Act of 1933, as amended (the “Securities Act”).  The Company does not exclude online marketing expense on the basis that it is (nor does it identify such expense as) “non-recurring, infrequent or unusual.”  To the contrary, it states consistently in the prospectus that such expenses are likely to be incurred in the future. See pages 2, 32, 47, 56, 75 and 76 of the prospectus.

The Company’s management utilizes Adjusted CSOI internally as a measure to assess the performance of the business and has revised the prospectus on pages 9, 43, 44 and 47 to advise investors that Adjusted CSOI is an internal performance measure and should not be relied upon as a valuation metric.  In utilizing Adjusted CSOI as a performance measure, management does not rely on the non-recurring, infrequent or unusual nature of online marketing expense. It focuses instead on the fact that such expenses are almost entirely discretionary and incurred primarily to acquire new subscribers.  In view of the Staff’s comment and in order to clarify the rationale for excluding online marketing expense from Adjusted CSOI, the Company has enhanced the relevant disclosures on pages 9, 43 and 47.

Special Note Regarding Forward-Looking Statements and Industry Data, page 32

Comment No. 21

You disclose in the sole paragraph on page 33 that “[w]e have not independently verified any third-party information and cannot assure you of its accuracy and completeness.” Please revise this statement. You are responsible for the accuracy and completeness of the information in your prospectus.

Response:

The Company acknowledges that it is responsible for the accuracy and completeness of the information in the prospectus and respectfully submits that the language in the prospectus does not purport to disclaim the Company’s responsibility for any of the information contained in the prospectus.

Risk Factors, page 11

There are many risks associated with our international operations and international expansion, page 16

Comment No. 22

As suggested by your subheading, you discuss many risks in this risk factor. Please discuss each discrete risk under its own risk factor subheading to highlight the risk.

Response:

The Company has separated the referenced risk factor to discuss each of the primary risks associated with its international operations and international expansion under its own risk factor subheading.

Use of Proceeds, page 34

Comment No. 23

Please provide more specific and quantified information regarding your intended use of the offering proceeds. In this regard, we note disclosure throughout your prospectus regarding your growth strategies, but that you have had net losses since inception, a current working capital deficit and a significant accumulated deficit. We also note your disclosure at the top of page 57 that you may use proceeds from the offering to fund the $65 million in planned capital expenditures intended to support your overall global business expansion during fiscal year 2011.

Response:

The Company respectfully advises the Staff that the Company has not yet made any decisions with respect to the specific allocation of the net proceeds of the offering. However, based on the Company’s current cash and cash equivalents balances together with cash generated from operations, the Company does not expect that it will have to utilize any of the net proceeds to the Company from this offering to fund its operations during the next 12 months. The Company has revised the Use of Proceeds section on page 36 to clarify this issue for prospective investors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Overview, page 44

Comment No. 24

We note from the segment revenue table on page 53 that a substantial part of your revenue growth is through your international operations which started primarily in May 2010. Although we note your disclosure in the third paragraph on page 44 which discusses your international revenue and its future growth, to provide more balanced disclosure, please revise the revenue comparisons in the second paragraph on page 44 to detail the role international expansion, especially the CityDeal acquisition, has had on revenue growth. Provide similar context to your disclosure in the prospectus summary.

Response:

The Company has revised its disclosure on page 46 to detail the role international expansion had on revenue growth and has provided similar context to its disclosure in the prospectus summary.

How We Measure Our Business, page 44

Comment No. 25

We note your statement in the last paragraph on page 44 that gross profit is influenced by the mix of deals you offer. Please explain to readers how the amount of gross profit earned differs among the types of deals offered (including category of product or service, purpose of the deal, national versus local, international versus domestic, large city versus small city, and established markets versus new markets), specifically discussing the impact on the size of the deal and the fees paid to merchants. Also explain on page 50, in quantified detail, how and why the mix of deals changed from period to period, resulting in the decline in gross margin, and any trends in this regard. As one example, please explain why the national deals you offered during the first quarter of 2011 reduced your gross margin.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 46 and 47 to clarify that gross profit margin is primarily influenced by the mix of national and local deals and the variance of gross profit margins between the North America and International segments.  The Company accepts a lower gross profit margin on its national deals as such offers are made, in part, for the purpose of acquiring new subscribers and establishing its brand.  Gross profit margins in the Company’s International segment are generally higher than in its North America segment.  The Company supplementally advises the Staff that factors such as city size and maturity historically have not had a meaningful impact on gross margin.  In addition, changes in mix of category of product or service historically have not had a meaningful impact on gross profit.  The Company has also revised its disclosure on page 52 to explain that the decline in gross margin for the period in question is primarily attributable to an increase in national deals.

Comment No. 26

We note the four operating metrics disclosed on page 45. We also note your risk factor on the bottom of page 23 that explains you are unsure of the number of actual subscribers. To provide investors with more insight into your business, please consider discussing other metrics such as active subscribers, average revenue per subscriber or Groupon sold, or average Groupons per customer.

Response:

As noted in the Company’s response to Staff Comment No. 18, the Company advises the Staff that it deems any subscriber who has not cancelled his or her account to be an “active subscriber.”  The Company has clarified its definition of this term on pages 8, 43, 48 and 58.  This metric is referred to as “subscribers” and is reflected throughout the prospectus, including pages 8, 43, 48, 58, 77 and 78.  The risk factor on page 24 addresses the difference between actual individual and total subscribers and has been revised to make this more clear.

The Company advises the Staff that it does not evaluate average revenue per subscriber or per Groupon sold or average Groupons per customer. The Company would respectfully note that to the extent an investor deems such information to be meaningful, it can be derived readily from the key operating metrics and other financial information already provided by the Company.

Results of Operations, page 48

Comparison of the Years Ended December 31, 2008, 2009, and 2010, page 51

Comment No. 27

Please revise to include a discussion of segment operating results. Expand your disclosure to include your assessment as to why the International segment’s operating loss is significantly higher than that of the North American segment, and whether there is any concentration of that loss.

Response:

In response to the Staff’s comment, the Company has expanded its discussion of segment operating results and has included additional disclosure as to the International segment’s operating loss on page 56. There were no significant concentrations of the Company’s loss, and as such, no additional disclosure was provided.

Cost of Revenue, page 53

Comment No. 28

As you disclose, cost of revenue was lower as a percentage of revenue between 2010 and 2009 because you were more selective in merchant deals while maintaining or improving merchant terms. Please explain whether this means you retained more of the gross amounts paid by your customers and remitted less to merchants, as well as whether fewer Groupons were refunded. Please also present this analysis in your discussion of gross profit.

Response:

The Company has revised its disclosure on page 55 under “—Cost of Revenue” and “—Gross Profit” to disclose that by being more selective in merchant deals, it was able to retain more of the gross amounts paid by its customers and remit less to merchants.  The Company supplementally advises the Staff that the refund rate of Groupons did not influence the cost of revenue or gross profit during the period in question.

Marketing, page 54

Comment No. 29

You disclose that your marketing expense as a percentage of revenue for 2010 was significantly greater in the International segment. Please discuss whether this trend will continue and its underlying reasons.

Response:

The Company has revised its disclosure on page 56 to disclose whether the trend referenced by the Staff will continue and the underlying reasons for such position.

Liquidity and Capital Resources, page 56

Comment No. 30

You disclose on page 56 that you raised net proceeds of $1.1 billion through the sale of common and preferred stock and that you used $941.7 million of these proceeds to redeem shares of your common and preferred stock, with the remainder being used to fund acquisitions and for working capital and general corporate purposes. Please explain why you used most of the proceeds of these stock sales to redeem stock rather than to fund your aggressive growth strategy.

Response:

The Company advises the Staff that the decision to use such net proceeds to redeem shares was made by management and the board of directors based on an assessment that the Company’s projected cash flow from future operations would be sufficient to support the Company’s growth strategy.

Anticipated Uses of Cash, page 56

Comment No. 31

Please clarify your disclosure to explain how you could improve your gross profit “through organic growth of your overall marketplace.”

Response:

In response to the Staff’s comment, the referenced disclosure has been revised to delete the reference to “organic growth” and more clearly state the Company’s objective to increase gross profit.

Cash Provided by (Used In) Operating Activities, page 57

Comment No. 32

Refer to the penultimate paragraph of this page. Please define “absolute level of cost of revenue” as the term is used.

Response:

The Company has revised page 60 to remove the term “absolute level of cost of revenue” and provide a more concise explanation of the impact of merchant payables on working capital levels.

Comment No. 33

You disclose on page 57 that the redemption payment model is used in most of your international operations and that, under this model, you do not pay merchants until the customer redeems the Groupon that has been purchased. Please explain what happens if the customer does not redeem the Groupon with the merchant under both the redemption payment model as well as under the traditional merchant payment model. Also explain why the redemption payment model is used in most of your international operations.

Response:

Under the redemption payment model, which is utilized in most of the Company’s international operations, the merchant is not paid until the customer redeems the Groupon that has been purchased.  If the customer does not redeem a Groupon with the merchant under the redemption payment model, the Company does not pay the merchant and retains all of the revenue for the purchased Groupon.  The Company has revised its disclosure on page 60 accordingly.  The Company has used the redemption payment model in its international operations due to challenges related to assessing creditworthiness.  The Company has revised its disclosure on page 60 accordingly.

Under the traditional merchant payment model, which is utilized in the Company’s North American operations, the Company pays merchants in installments over a period of generally sixty days for all Groupons purchased.  Merchants are paid regardless of whether Groupons are redeemed under the traditional merchant payment model.  The Company has revised its disclosure on page 60 accordingly.

Comment No. 34

Please highlight the extent to which the cash provided by operating activities for each period is attributable to merchant payables. Discuss any trends in merchant payables based upon the payment models and growth in international operations.

Response:

The Company has revised its disclosure on page 60 to discuss trends in merchant payables based upon payment models and growth in international operations and has added the quantitative information requested on pages 60 and 61.

Acquisitions and the Recoverability of Goodwill and Long-lived Intangible Assets, page 61

Comment No. 35

Per your disclosure on page 61, there are many risks associated with your international operations and international expansion that require you to localize your services to conform with a wide variety of local cultures, business practices, laws and policies, and different commercial and internet infrastructure in other countries. In light of these significant differences, tell us how you determined the operating segments and reporting units in your international operations. We note on page F-41 that you only have one reportable segment to represent the rest of your global operations outside the United States and Canada.

Response:

Andrew Mason, the Company’s co-founder and Chief Executive Officer and a director, was deemed to be the Chief Operating Decision Maker (CODM). Accordingly, in order to determine the Company’s operating segments, the Company reviewed the internal management information presented to and reviewed by Mr. Mason on a regular basis. Collectively, the key operating metrics and financial information included in these reports enable Mr. Mason to assess the performance of the Company and allocate resources. Based on the guidance set forth in ASC 280, the Company concluded that its operating segments are North America and International. The Company’s business model does not vary materially across its international operations based on local business practices, laws and policies or different commercial and internet infrastructure.

Common Stock Valuations, pages 63-64

Comment No. 36

Per your statement, all options granted were exercisable at a price per share not less than the per share fair value of your common stock underlying those options on the date of grant. We note that these prices ranged between $2.42 as of March 31, 2010 and $6.95 as of December 31, 2010. However, we also note on page F-29 that you repurchased 46.6 million shares of common stock for $503.2 million, with an average purchase price of $10.78 per share between April and December, 2010. Please tell us why your average repurchase price of your stock is significantly higher than your stock option exercise price, which you stated was not less than fair value. We also note an adjusted fair value of $13.48 per share for the restricted stock issued in connection with the CityDeal Acquisition as of December 31, 2010.

Response:

The Company respectfully advises the Staff that all options were granted with an exercise price per share not less than the fair value of the common stock underlying those options on the date of grant. Each fair value was determined by the Board of Directors of the Company after taking into account a report of an independent third-party valuation specialist and other factors such as those detailed on page 65 of the prospectus.

The average repurchase price of $10.78 cited in the Staff’s comment consists of repurchases authorized at $5.3537 per share on April 16, 2010 and at $15.795 per share on December 17, 2010.  The repurchase price of the Company’s common stock in April 2010 was higher than the average option exercise prices for the options granted during the period leading up to and following the repurchase.  The repurchase price was determined through arm’s-length multi-party negotiations among the Series F preferred investors, the Company’s other existing preferred stock investors, the holders of the Company’s common stock and the Company.

The repurchase price of the Company’s common stock in December 2010 was higher than the average option exercise price for the options granted in the fourth quarter of 2010 due to the timing of the issuance of the stock options and the increase in the fair value of the Company’s common stock during the fourth quarter of 2010. The weighted average exercise price for options granted in the fourth quarter of 2010 was $6.95 and primarily consisted of the exercise price of stock options granted in October 2010 when the fair value of the Company’s common stock was lower relative to the fair value of the common stock in December 2010, when the largest number of the Company’s shares were repurchased. Prior to this redemption, the exercise prices of the stock options issued by the Company during the fourth quarter of 2010 were as follows:

Date	Shares Underlying Options	Exercise Price
October 11, 2010	6,600	$5.48
October 12, 2010	40,000	$5.48
October 15, 2010	54,000	$7.375
October 18, 2010	42,000	$7.375
November 1, 2010	6,000	$9.275
December 1, 2010	2,000	$13.48

As noted on page 68 of the prospectus, the increase in the fair value of the Company’s common stock leading up to the redemption is attributable to:

•                  the Company raising $449.7 million in net proceeds from the issuance of preferred stock in December 2010;

•                  the Company expanding its presence in the Asia-Pacific region and also acquiring Ludic Labs, Inc., a company that designs and develops local marketing services; and

•                  the total number of subscribers increasing to approximately 50.6 million as of December 31, 2010 as the Company launched its services in 69 additional markets across North America, including 12 markets in Canada.

As a result of the foregoing factors, the fair value increased from $13.48 as of December 1, 2010 (prior to the closing of the Company’s Series G Preferred Stock financing) to the repurchase price of $15.795 as of December 31, 2010 (after the closing of the Company’s Series G Preferred Stock financing).

In addition, the Company advises the Staff that the adjusted fair value of the restricted stock issued in connection with the CityDeal acquisition of $13.48 is based on the fair value of the Company’s common stock on December 1, 2010, the date the shares were issued.

Business, page 68

Comment No. 37

We note your references in the last paragraph on page 68 to statistics provided by Euromonitor, Borrell Associates, and IDC. Please revise to provide the name and date of the report or analyses. Please provide us with marked copies of these reports or analyses on a supplemental basis, clearly cross-referencing the statistics or relevant information with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of the reports have been prepared specifically for this filing, file a consent from the third party as an exhibit to the registration statement.

Response:

The Company has revised its disclosure to provide the names and dates of the reports and supplementally provides marked copies of such reports to the Staff. The Company confirms for the Staff that the Borrell Associates report is publicly available. The Euromonitor and IDC reports are available by subscription.  None of these reports was prepared for this offering.  All of the parties have approved the use of their names in this offering.

Comment No. 38

In this same paragraph, you state your belief that a substantial portion of expenditures on leisure, recreation, foodservice, and retail will be spent with local merchants. Please explain and substantiate your belief.

Response:

The Company advises the Staff that it has been the collective experience of its management and employees that commerce involving individual consumers and families is primarily local. When looking for something to do, eat or buy, people, for convenience or habit or a sense of familiarity, shop locally in the neighborhoods where they work and live.  This experience has been substantiated by the rapid growth the Company has experienced since its inception. The Company’s business model is founded in part on the notion that consumers subscribe to its service to find deals in the specific city in which they live. Subscribers receive daily deals unique to their city and, in some cases, to their neighborhood. The merchants featured in the vast majority of the Company’s daily deals are local. Further, deals for certain national merchants, such as Domino’s Pizza, provided that Groupons were redeemable only at local franchise locations.

Comment No. 39

In the fifth paragraph on page 71, you state your belief that you acquire a substantial portion of your subscribers in your established markets through word-of-mouth. Please identify your established markets and discuss how and why you believe word-of-mouth has helped create your business. Also, explain the basis for your statement that your brand is trusted and detail your investment in customer satisfaction by objective standards such as return customers, merchants, or third party reports and analyses.

Response:

The Company has deleted the reference to “established markets” on page 75 as unnecessary.

Potential new subscribers generally either access the Company’s website by clicking on an advertisement or other paid for link or by directly going to the Company’s website.  Those who have accessed the Company’s website from a paid for link are considered “paid for”

subscribers.  Those who arrive other than from a paid for link are deemed to have been developed by the Company’s general market success, which the Company considers the same as “word-of-mouth.” The Company has revised its disclosure on page 75 accordingly.  The Company supplementally advises the Staff that it estimates that approximately 40% of its subscribers are “unpaid” subscribers, or subscribers acquired without any associated acquisition cost.

The Company believes that its brand is trusted based on customer and merchant feedback as evidenced in part by surveys.

Subscriber Economics, page 73

Comment No. 40

We also note your chart of subscriber growth for the past two years on page 73. Given that you have two segments and intend to grow through acquisitions, please break down your subscribers by their North American and international location. Provide a similar break down of offered deals by type of business for each segment on page 70.

Response:

The Company has revised page 76  to provide a break down of subscribers by their North American and international locations. The Company has also revised page 74 to provide a similar break down of offered deals by type of business for each segment.

Comment No. 41

We note your case studies for Chicago, Boston, Berlin, and London on pages 74 and 75. In these studies, you present revenue for these cities. To balance your disclosure, please also present related expenses or otherwise provide an indication of whether these cities have been profitable for you.

Response:

The Company advises the Staff that it is unable to track expenses or profitability on a per city basis.  In general, the Company’s expenses are comprised of limited local operating expenses that can be specifically allocated to a city.  These typically primarily relate to local sales representatives.  In contrast, most of the Company’s expenses are centralized selling, general and administrative expenses for which there is no basis to allocate among the hundreds of markets or cities within its two segments.  For external and internal reporting purposes, the Company measures expenses and operating profitability on a segment basis.

Comment No. 42

Further, please analyze your statistics regarding subscribers, cumulative customers, merchants, revenue, and Groupons sold in these cities to present trends that have affected your business in the past, are affecting your business now, or may affect your business in the future. For example, discuss trends with regard to average revenues per customer, Groupons sold per customer, and acquisition cost per customer.

Response:

The Company has added disclosure on page 77 with respect to the trends presented in the case studies, including those with respect to subscribers, cumulative customers, featured merchants, revenue, Groupons sold and gross profit.  The Company advises the Staff that it is unable to track the acquisition cost per customer because it is unable to allocate subscriber acquisition costs to any individual city.  Similar to the response to Staff Comment No. 41, these expenses are incurred centrally and not tracked to specific markets.  The Company respectfully submits that disclosure of trends relating to average revenues per customer and Groupons sold per customer is not warranted because (i) management does not use such metrics in evaluating the performance of the business, (ii) the limited operating history of the Company makes it difficult to discern trends from such metrics and how they will impact the business in the future, and (iii) to the extent that a prospective investor deems such information meaningful, it can be readily derived from the financial and operating metrics already provided.

Comment No. 43

For each of the case studies provided on pages 74 and 75, disclose within the tables the average gross profit earned per Groupon sold in each of the quarterly periods.

Response:

As noted in the response to Staff Comment No. 42, the Company has expanded the disclosure to address the general trend with respect to gross profit for the markets and periods presented. The Company respectfully advises the Staff that the disclosure of the specific gross profit for each city would put the Company at a competitive disadvantage and adversely affect the Company’s business and financial condition because of the competitive harm that could result from the disclosure.

Comment No. 44

We note in the data provided for the Chicago and Boston markets on page 74 a trend of decreasing revenue per Groupon sold. Expand your discussion of subscriber economics to fully address this trend of decreasing revenue per Groupon sold and discuss fully any trends in gross profit per Groupon sold.

Response:

Although the Company acknowledges that revenue per Groupon sold has decreased in Chicago and Boston during the periods presented, the Company advises the Staff that the cost of revenue has also decreased in these cities during such periods.  As a result, and as noted in response to Staff Comment Nos. 42 and 43, gross profit in such markets has increased during such periods.  As revenue per Groupon sold is not a key operating metric that management evaluates in measuring performance, the Company respectfully submits that disclosure of such metric on a standalone basis is not warranted.

Competition, page 82

Comment No. 45

We note your discussion of other competing group buying sites. Please revise to name your major domestic and international competitors.

Response:

The Company has revised its disclosure on pages 84 and 85 to name its major domestic competitors.  The Company respectfully advises the Staff that, due to the size and fragmented nature of its competitors internationally, the Company believes that no other group buying sites compete with it in every market in its International segment or otherwise constitute a significant competitor in jurisdictions representing a significant portion of the Company’s International segment revenues.

Comment No. 46

You provide a list of competitive factors in your market and then state that “[w]e believe we compete favorably on the factors described above.” Please disclose in specific detail why you believe you compete favorably on each factor in each of your primary markets compared to your competitors. For example, please discuss your payments terms with merchants compared to your competitors’ payment terms.

Response:

In accordance with the Staff’s comment, the Company has revised the “Competition” section on page 85 to provide additional disclosure regarding the competitive attributes of the Company.

The Company notes that it has not conducted a formal analysis of its competitors and there is no readily available data which provides meaningful quantitative comparisons of the Company and the numerous competitors in the industry, particularly because the Company’s competitors include many privately-held companies for which public information is extremely limited. However, the Company believes it competes favorably on each factor described on page 85 based on the size of its subscriber base, the number of merchants it has featured, the breadth of its geographic reach and the number of Groupons it has sold, as well as its discussions with its customers and merchants.  The Company supplementally advises the Staff that, based on its experience, it has not found that it competes based on merchant payment terms.

Regulation, page 82

Comment No. 47

Please revise this section to more specifically discuss what laws and regulations do or may apply to your operations and how your business operations are or could be impacted by the application of these laws and regulations. As one example, while you have explained what the expiration date for Groupons would be under the CARD Act, you have not disclosed what your current policy is with respect to the expiration of Groupons, whether your current policy varies by state or country, and whether you have adopted your expiration policy to conform to state, federal, or international regulations.

Response:

The Company has revised its disclosure to more specifically discuss what laws and regulations do or may apply to its operations and how its business operations are or could be impacted by the application of such laws and regulations.

Comment No. 48

In the third paragraph on page 83, you state that Groupons “may be considered ... gift certificates” and state laws govern their use, expiration, and associated fees. The FAQs on your website suggest a stronger connection and that Groupons are governed by gift certificate laws to a certain extent. Refer to http://www.groupon.com/faq. Please advise and revise your disclosure accordingly.

Response:

The Company advises the Staff that it has revised the disclosure on pages 85 and 86.  The CARD Act, as well as the laws of most states, contain provisions governing product terms and conditions of gift cards, gift certificates, stored value or pre-paid cards or coupons (collectively, “gift cards”) prohibiting or limiting the use of expiration dates on gift cards or the amount of fees charged in connection with gift cards or requiring specific disclosures on or in connection with gift cards. Groupons generally are included within the definition of “gift cards” in many of these laws. However, the CARD Act, as well as a number of state laws also have exemptions from the operation of these provisions or otherwise modify the application of these provisions applicable to gift cards that are issued as part of a promotion or promotional program. Many of the gift card laws appear to have been drafted with the traditional gift card transaction in mind, that is, for example, where a consumer pays $20 for a $20 gift card, rather than a transaction where 100% or more in purchase value is added to the amount the consumer pays. The actual application of the language of the gift card laws and their exemptions to Groupons is uncertain. If Groupons are subject to the CARD Act, and are not included in the exemption for promotional programs, it is possible that the purchase value, which is the amount equal to the price paid for the Groupon, or the promotional value, which is the add-on value of the Groupon in excess of the price paid, or both, may not expire before the later of (i) five years after the date on which the Groupon was issued or the date on which the customer last loaded funds on the Groupon if the Groupon has a reloadable feature; or (ii) the Groupon’s stated expiration date (if any); or (iii) a later date if so provided by applicable state law.

In addition, regardless whether an exemption for Groupons applies under the CARD Act, in those states that prohibit or otherwise restrict expiration dates on gift cards that are defined to include Groupons and that do not have exemptions that apply to the purchase value or the promotional value, or both, of  Groupons, Groupons may be required to be honored at face value (the total of purchase value and promotional value) until redeemed.  Groupon’s web site and agreement with its merchants calls for merchants to continue to honor unredeemed Groupons that are past the stated expiration date of the promotional value of the Groupon to the extent required under the applicable law (which assumes no exemption applies). Recently, Groupon changed its policy to provide that the purchase value of the Groupon, which is the amount equal to the purchase price that the consumer paid, will never expire unless redeemed or refunded.  The promotional value of the Groupon will expire on the date stated on the Groupon unless applicable law prohibits expiration of the promotional value.  While Groupon is attempting to comply with exemptions for promotional programs available under these laws so that its Groupons’ promotional value can expire on the date stated on the Groupon, Groupon will continue to require that merchants with whom it partners honor Groupons under the provisions of all laws applicable to Groupons, including laws that prohibit expiration.  The Company is simply trying to convey in the FAQ noted by the Staff that if the gift certificate laws apply to Groupons in a particular state, the customer can still use the Groupon according to the laws of the state.

Comment No. 49

We note your statement at the end of this section on page 83 that you may be subject to similar laws and regulations in jurisdictions outside of the U.S. Given that your international business is critical to your revenue growth and profitability (see page 47), a majority of your revenue comes from your international segment (about 54% for the quarter ended March 2011 from page 49), and you have more international, than domestic, merchants and salesforce (from page 76), please present a more robust discussion of non-U.S. laws that may impact your business. In your discussion, highlight your use of the redemption payment model in most of your international operations and explain how relevant laws and regulations impact this redemption model.

Response:

The Company advises the Staff that it has revised the disclosure on pages 86 and 87 of the prospectus to include references to foreign laws, as applicable.  The Company respectfully submits that more detailed disclosure of the laws or regulations in any of the 44 foreign countries in which the Company operates is not material to an understanding of the business. In this regard, the Company notes that there is no single jurisdiction in which it operates is comparable in scale or materiality to the United States. In addition, the Company advises the Staff that it does not believe that its business is subject to any specific regulatory framework in any of the European, Asian or Latin American countries in which it operates that is comparable to the CARD Act or for which the Company concluded detailed disclosure is appropriate.  The Company undertakes to continue to evaluate the regulatory framework of the countries in which it operates and will add disclosure to the extent it concludes that any such laws or regulations are material to the understanding of its business.

Comment No. 50

Quantify on page 83 and elsewhere the total dollar amount of unredeemed Groupons.

Response:

The Company advises the Staff that it does not monitor or evaluate the total dollar amount of unredeemed Groupons in the North America segment and therefore the requested information is not available.  Additionally, the Company advises the Staff that, although the Company does monitor and evaluate the total amount of unredeemed Groupons in its International segment because of its use of a redemption payment model, it believes the disclosure of such information would be misleading to investors in light of the Company’s inability to provide a parallel statistic in its North America segment.

Intellectual Property, page 83

Comment No. 51

In light of the importance of your brand to your business, please provide more disclosure regarding what trademarks are registered and where.

Response:

The Company has added disclosure regarding its trademarks and the jurisdictions in which such trademarks are registered to page 87.

Management, page 86

Director Independence, page 90

Comment No. 52

You disclose on page 89 and elsewhere that your founders will be able to control all matters submitted to your stockholders for approval. Please disclose whether you intend to take advantage of the exceptions to corporate governance requirements for controlled companies pursuant to the exchange rules where you intend to list your Class A common stock.

Response:

The Company has revised the disclosure on page 94 to confirm that it does not intend to rely on the exceptions to corporate governance requirements for controlled companies pursuant to the exchange rules where the Company lists its Class A common stock even if the Company is eligible to rely on such exceptions.

Executive Compensation, page 93

Comment No. 53

Please tell us what consideration you have given to including Messrs. Oliver and Marc Samwer as named executive officers given the significance of your international operations to your business and their extensive involvement in the development and operations of your international segment, per your disclosure on page 16.

Response:

Rule 405 under the Securities Act and Rule 3b-7 under the Securities Exchange Act of 1934, as amended, define the term “executive officer” as a company’s president, any vice president of the company in charge of a principal business unit, division or function, any other officer who performs a policy making function or any other person who performs similar policy making functions for a company.

In making the determination whether Messrs. Samwer are in charge of a principal business unit, division or function or are significant policymakers, the Company considered the responsibilities of Messrs. Samwer with respect to the international segment and whether Messrs. Samwer are regularly involved in significant policy decisions. The Company determined that they are not executive officers because (i) although they are extensively involved in the operations of the Company’s international segment, all financial controls of the Company’s international segment are run through its North America segment, (ii) they are not significant policymakers and (iii) their consulting agreements only require them to dedicate 50% of their time to the Company.

Compensation Discussion and Analysis, page 93

Our Compensation-Setting Process, page 93

Comment No. 54

Please identify the compensation consultant that the compensation committee retained in February 2011.

Response:

The compensation committee retained Compensia, Inc. in February 2011 to review and assess the Company’s compensation practices.  The Company has revised the disclosure on page 97 accordingly to disclose the identity of the compensation consultant.

Comment No. 55

Please discuss, if known, how your compensation policies and practices are expected to change in connection with or following your initial public offering.

Response:

The Company does not correctly intend to change its compensation policies and practices in connection with or following its initial public offering.  The Company has added disclosure on page 97 to this effect. The Company will update its disclosure if its current intention changes.

Related Party Transactions, page 111

Sublease with Echo Global Logistics, Inc.

Comment No. 56

Please disclose the material terms of the sublease with Echo Global Logistics, Inc., including the term, and file the agreement as an exhibit.

Response:

The Company has disclosed the material terms of the subleases with Echo Global Logistics, Inc. on page 14 and undertakes to file the agreements as exhibits in a subsequent pre-effective amendment to the Registration Statement.

Sales of Our Securities, page 111

Comment No. 57

Please disclose when you sold the Series D and E preferred stock and discuss how you used the proceeds of these offerings.

Response:

The Company has revised the prospectus to disclose when it sold the Series D and Series E preferred stock and how it used the proceeds of these offerings.

Comment No. 58

In each table that provides information about the redemption of shares, please add a column that shows the amount originally paid for the stock that was redeemed.

Response:

The Company has revised the tables that provide information about the redemption of shares to include a column that shows the amount originally paid for the stock that was redeemed.

Comment No. 59

Disclose whether the amount paid for each redemption represented the fair value of the shares.

Response:

The redemption in April 2010 was made in connection with the issuance of the Company’s Series F preferred stock.  The terms and conditions relating to the issuance of the Series F preferred stock and related redemption transactions were determined through arm’s-length negotiations among the Series F preferred investors, the Company’s other preferred stock investors, the holders of a majority of the Company’s common stock and the Company.  As a result of such negotiations, shares of common stock were redeemed on a voluntary basis at the same price per share at which the shares of Series F preferred stock were issued. Most of the redemptions were made from third-party investors.  The common stock valuation of $3.1783 per share as of April 2010 was the result of a valuation methodology that followed AICPA Guide, Valuation of Privately - Held Company Equity Securities, which was the valuation methodology utilized by the Company for other common stock valuations. The April 2010 common stock valuation was completed retrospectively subsequent to the Series F preferred stock issuance.

The amounts paid for the stock redemptions in December 2010 represented the fair value of the shares.

Policies and Procedures for Related Party Transactions, page 116

Comment No. 60

Describe the material features of your policies and procedures for the review, approval, or ratification of related party transactions that applied to the transactions described under “Related Party Transactions.” Disclose when the audit committee will be created and the audit committee charter adopted. Describe the policies and procedures that will apply following the initial public offering.

Response:

The Company has revised the disclosure on page 120 to reflect that its board of directors will adopt a written related party transaction policy prior to the closing of the initial public offering, to be effective upon the closing of the initial public offering, and to describe the material features of the policy.  The audit committee will review, consider and approve all related party transactions pursuant to the policy.

Comment No. 61

Please explain your statement that all of the transactions described were approved or will be ratified by the board of directors. Disclose why the board will be ratifying certain transactions and identify those transactions.

Response:

All related party transactions described in the prospectus occurred prior to the adoption of the written related party transaction policy, which will be adopted by the board of directors prior to and become effective upon the closing of the initial public offering.  As such, these transactions were not subject to the approval and review procedures set forth in the policy.  However, these transactions were reviewed and approved or will be ratified, to the extent not previously approved, by the Company’s board of directors prior to the completion of the initial public offering.

Financial Statements

Revenue Recognition, page F-11

Comment No. 62

We note it is the company’s policy to record the gross amount received for a Groupon as revenue. Since from the perspective of a customer, a Groupon is a means for the customer to purchase a product or service from a merchant at a discounted price, it is unclear to us why you believe the company is the primary obligor in the arrangement. Please advise us, in detail, and provide us management’s comprehensive analysis of its revenue generating arrangements and explain the consideration given to each of the indicators of gross reporting and each of the indicators of net reporting found in ASC 605-45-45. Additionally, it is also unclear to us why you do not separately present revenues from (i) products, and (ii) services pursuant to Rule 5-03(b) of Regulation S-X if you are deemed as the primary obligor.

Response:

The Company advises the Staff that it recognizes revenue on a gross basis in accordance with ASC 605-45-45 based on its assessment of the facts and circumstances of the arrangement. The purchase of a Groupon voucher gives the Customer the option to purchase goods or services at a specified price in the future.  For instance, a Customer may pay $25 for a Groupon that entitles him or her to $50 of merchandise or services at a Merchant’s store.  However, it is important to note that the Company is not selling the underlying goods or services, only the voucher to obtain discounted goods or services. Groupons many times do not specify exactly what goods or services they may be exchanged for, only the dollar amount. Additionally, the amount the Company receives from the sale of Groupons is not affected by whether or not the Customer ultimately uses the voucher or not. If in the above example the Customer uses the Groupon voucher to purchase an item with a retail price of $100, Groupon recognizes gross revenue for the $25 proceeds of selling the Groupon voucher, not the $100 item (i.e., not the additional $50 of revenue collected by Merchant).

The Company’s conclusion to recognize revenue gross is based on its consideration of the criteria included in ASC 605-45 and its weighting of the gross versus net factors as follows:

ASC 605-45 Indicator	Gross	Net	Consideration
The entity is the primary obligor in the arrangement.	X

The Company has the primary relationship with the customers and serves as the primary obligor from their point of view. That is, the Company transacts directly with the customers and is ultimately responsible for delivering the right to purchase goods or services at a specified price in the future from the merchant (that is, the voucher). If the customer has a problem with obtaining the voucher, the customer will look to the Company to resolve this issue, not the third party merchant.

Customers are aware of this factor, and do not view the transaction with the Company as being for the underlying goods or service.  This is evidenced by the fact that some customers let their vouchers expire without ever purchasing the underlying good or service.

While the Company does provide some guarantees regarding the performance of the merchant, it does so to entice customers to purchase the voucher. For example, if the customer is not satisfied with their experience, the Company will give a refund, either in points or cash for the full value of the purchase price of the voucher. The Company takes responsibility for the voucher and makes the following representation on the site: “If anything happens that makes it impossible for you to redeem your Groupon, we’ll make sure you get your money back.”

The entity has latitude in establishing price.	X

The amount that the customer is charged is determined by the Company in cooperation with merchant. The Company structures the deals with the merchants and has significant involvement in establishing pricing. Deals may include further discounts related to customer incentive programs in addition to the margin negotiated with the merchant.

The entity has general inventory risk.	X

While there is no tangible product, to the extent the Company has guaranteed a merchant’s honoring of a voucher, the Company believes that is akin to general inventory risk.  For example, the Company is at risk for merchant bankruptcies and will provide customers either a credit or a cash refund for their vouchers in the event of a merchant bankruptcy. As this risk is related to the utility of the voucher (i.e., merchant performance) the Company  believes this is analogous to inventory risk on the sold vouchers.

The entity has discretion in supplier selection.	X

The Company decides which merchants it wants to work with as well as when and if they will run their deal.  The Company is in the position to be highly selective due to the amount of merchants (backlog in excess of 37,000) that would like to run on the site.

The entity is involved in	X	As discussed above, the product in this

the determination of the product or service specifications.

transaction is the voucher.  The Company is involved with the determination of the terms of the voucher (see the discussion above under establishing pricing).  Further, the terms of each voucher differ for each deal offered (including the underlying cost to the Company), demonstrating that each deal is individually negotiated.

The entity has credit risk.	X

The Company collects the sales price before there is an obligation to the merchant through a pre-authorized charge to a customer’s credit card; however, the Company is at risk for credit card disputes subsequent to payment of the merchant obligation.

The entity changes the product or performs part of the service. The entity has physical loss inventory risk.

Given the nature of the transactions, these criteria are not relevant.

The transaction is for the purchase of the voucher itself (not the purchase of the underlying goods and services). The voucher cannot be changed.

The Company believes that gross revenue reporting is appropriate based on the conclusions with respect to each of the factors in ASC 605-45-45 set forth above.

Additionally, the Company believes that gross reporting provides the most useful information to investors. The Company has noted that many of the financial analysts following the Company have focused on the metric of gross margin as a useful means of measuring its performance.  As currently presented, the Company’s income statement provides both the gross and net amount.  The “gross profit” presented on the Company’s financial statements reflects the gross revenue less the cost of the vouchers (that is, the payments to the merchants), and therefore, is essentially the same as a “net” revenue figure.  This has been disclosed in the footnotes to the Company’s financial statements as it defines what is included in the Company’s revenue and its cost of revenue line items.

Comment No. 63

We note you recognize revenue when a certain number of customers who purchase the daily deal exceed the predetermined threshold. If, in fact, the company is the primary obligor, then explain to us why it is appropriate for the company to recognize revenue prior to delivery of the underlying product or service by the merchant to the customer.

Response:

The Company respectfully advises the Staff that the relevant transaction is the purchase of the Groupon itself, which the Company delivers to the customer once the daily deal exceeds the predetermined threshold, not the purchase of the underlying goods and services.

The Company advises the Staff that once the Groupon has been electronically delivered to the customer, the criteria for revenue recognition have been met.  That is, persuasive evidence of an arrangement exists, the arrangement fee is fixed or determinable, delivery has occurred, and collectability is reasonably assured. While the Company maintains for its customers a listing of Groupons purchased so a customer may re-print any Groupons as necessary, this represents an administrative function and not an additional deliverable in the arrangement.

Comment No. 64

Tell us how you considered the risk of merchant closures and bankruptcies or similar contingencies that would prevent your customers from redeeming their Groupons. We note your disclosure on page 13.

Response:

The Company advises the Staff that it factors the risk of merchant closures and bankruptcies in its estimate of future refunds based on the Company’s historical experience.  The Company’s refund rate historically has been 4% of revenue, a portion of which can be attributed to merchant closures and bankruptcies. Additional information regarding how the Company estimates its refund rate can be found below in response to Staff Comment No. 65.

Comment No. 65

It appears that the “Groupon Promise” is unconditional. In light of your rapid growth and entry into new markets, explain to us why you believe the amount of future refunds is reasonably estimable. Tell us the variance between your estimates and actual refund claims. We note your disclosure on page 17.

Response:

The Company’s policy is to defer revenue recognition for the amount of purchase price refunds expected to be ultimately granted at the time of the transaction. Further, based on the criteria in SAB Topic 13.A.4, the Company believes it has the ability to make a reasonable estimate of those potential returns at the time the voucher is purchased.  Those criteria include:

•                  the estimate of refunds are made for a large pool of homogeneous items;

•                  reliable estimates of refunds can be made on a timely basis;

•                  there is sufficient specific historical basis upon which to estimate the refunds, and the Company believes that such historical experience is predictive of future events; and

•                  the amount of the transaction is fixed at the outset of the arrangement.

The Company uses a rolling average of the historical refund percentages for all historical months excluding any outliers in order to determine the estimated refund percentage.  Obvious outliers are excluded from the analysis as these percentages are not indicative of future refunds (particularly for the earlier months of the Company’s existence).  This analysis is done for each type of currency in which the Company transacts. While the Company has a relatively limited history of operations, taking into consideration the sheer volume of transactions (approximately 60 million Groupons sold) as well as the lack of any material change in the refund percentage over time provides the Company comfort that its analysis is reasonable.

While the Company is rapidly growing and expanding into new markets, it does not believe this hinders its ability to make this estimate.  For example, as the Company deals with more and more merchants, it does not believe the characteristics of its merchants within a geographical region differ from one another such that it would materially affect the Company’s estimates.  Further, based on the Company’s historical experiences to date, it has not noted significantly different trends from one geography to another that would have a material effect on its reserve amount.

The Company notes that refunds historically have averaged approximately 4% of revenue from its inception through the present, including during periods of rapid growth. Therefore, it is the Company’s position that the amount of future refunds is reasonably estimable.

Comment No. 66

Please disclose how you account for the cost of a Groupon purchased and redeemed through the Apple iPhone, iPod touch, and other mobile application. Please discuss in your Management’s Discussion and Analysis how the related cost impacts gross profit. We note your disclosures on pages 64 and 80.

Response:

The Company advises the Staff that there is no incremental cost to the Company for customers to purchase and redeem on the Apple iPhone, iPod touch, and other mobile applications.  Mobile applications simply provide an alternative manner to access the Company’s website through the internet.  In particular, the Company notes that these sales are not through any third party site such as Apple’s App Store.  The Company has revised the disclosure on pages 67 and 83 accordingly.

Comment No. 67

Please disclose how you account for your partners’ share of the revenue generated from Groupon deals that they promote. In this regard, we note your partnership agreements with eBay, Microsoft, Yahoo, and Zynga on page 72.

Response:

The Company advises the Staff that, as disclosed on pages 49 and F-11, the cost of affiliate programs to promote Groupon deals with affiliates is recognized as a marketing expense.

The Company has revised the disclosure on page 76 to clarify that its partnership agreements with eBay, Microsoft, Yahoo and Zynga are affiliate programs.

8. Stockholders’ Equity (Deficit), pages F-23 – F-29

Stock Repurchase Activity, page F-29

Comment No. 68

Tell us if you recorded any compensation expense in connection with the repurchases of common stock and, if not, explain to us why not. Also, please summarize for us your common stock repurchase activity including, by date of repurchase, (a) the number of shares repurchased, (b) the per share repurchase price, (c) the fair value per share, and (d) the amount of any compensation recognized.

Response:

The Company has summarized below all of its repurchase activity, including, by date of repurchase, (a) the number of shares repurchased and (b) the per share repurchase price. The per share repurchase price was intended to be fair value as the redemptions were negotiated transactions. Please see the Company’s response to Staff Comment No. 59 for further discussion of the fair value of the Company’s redemptions.

Date	Number of Shares	Price per Share
April 8, 2010	22,396,452	$5.353
December 17, 2010	24,222,834	$15.795
December 22, 2010	45,042	$15.795

Most of the redemptions were from third-party investors. Any shares redeemed by employees were also redeemed through negotiated transactions. Employees do not have the right to sell shares back to the Company (e.g., a put option) nor does the Company have the right to repurchase shares (e.g., a call option). As a result, the Company advises the Staff that no compensation expense was recorded in accordance with guidance in ASC 260.

12. Income Taxes, page F-40

Comment No. 69

We note your statement that “the Company recorded a valuation allowance ... against its domestic and foreign net deferred tax assets, as it believes it is more likely than not that these benefits will not be realized.” Please discuss in your Management’s Discussion and Analysis why you believe that a substantial amount of your deferred tax assets will not be recoverable based on your expected future taxable income. Clearly explain to readers the implications of this policy with respect to management’s expectations for generating future taxable income.

Response:

The Company has revised the disclosure on page 69 to include the reason it believes that a substantial amount of its deferred tax assets will not be recoverable.

Comment No. 70

Please disclose any concentration of the unrecoverable foreign net deferred tax asset.

Response:

The Company has revised the disclosure on page 69 to disclose that the Company’s unrecoverable foreign net deferred tax assets are primarily in Europe and Asia.

14. Related Parties, page F-43

Comment No. 71

We note on page 115 that you intend to convert The Point.com into a not-for-profit corporation and your stockholders will no longer have any financial interest in it. Please disclose this plan within the related party footnote disclosure and address whether the company has licensed the technology of your predecessor and, if so, describe the facts and circumstances of this license.

Response:

After the Company has converted The Point.com into a not-for-profit corporation and its stockholders no longer have any financial interest in it, the Company undertakes to include disclosure of such fact as a subsequent event in the Notes to its Consolidated Financial Statements.  The Company advises the Staff that it has not licensed the technology of The Point.com.

8. Commitments and Contingencies, page F-57

Legal Matters, page F-58

Comment No. 72

We note your disclosure that you may become party to additional litigation incident to the ordinary course of business, and you currently believe that the final outcome of these matters will not have a material adverse effect on your business. However, we note that you are currently involved in several disputes or regulatory inquiries, including suits by your customers (individually or as class actions) alleging various violations and third party claims regarding infringement of intellectual property rights. With respect to each of the legal proceedings in which you are currently involved, please revise your disclosure to ensure you identify (i) any and all damages sought, and (ii) the possible loss or range of loss when there is at least a reasonable possibility that a loss or an additional loss in excess of amounts accrued may have been incurred. If you have determined that it is not possible to estimate the range of loss, please provide an explanation as to why this is not possible. Refer to FASB ASC 450-20-50-3 and 450-20-50-4.

Response:

As disclosed in Note 7 to the Consolidated Financial Statements, the Company is currently involved in litigation regarding various matters.  The Company has determined that, although a loss may be  reasonably possible, it is unable to estimate the range of loss with respect to any such litigation at this time.  As noted in Note 7, the Company also has determined that such matters are not material individually or in the aggregate to its financial statements.  The Company confirms that in future filings with the Commission it will disclose the amount or range of reasonably possible losses to which it is exposed, or will state that such range cannot be estimated or is not material to the financial statements, as applicable, with respect to future legal proceedings.

Schedule II — Valuation and Qualifying Accounts, page II-6

Comment No. 73

Please provide a more detailed explanation for the nature of, and the increase in, your tax valuation allowance during 2010.

Response:

The nature of the 2010 tax valuation allowance is primarily attributable to the increase in taxable losses in the Company’s foreign jurisdictions.  Due to the fact that 2010 was the first year of Groupon’s foreign operations and the Company has no prior history of capturing its future income projections by jurisdiction, it is the Company’s position to record a full valuation allowance in all domestic and foreign jurisdictions in a net deferred tax asset position at December 31, 2010.  The Company will continue to reassess the need for a valuation allowance on its domestic and foreign deferred tax assets on a quarterly basis.

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If you have any questions regarding any of the responses in this letter or Amendment No. 1, please call me at (312) 558-5979.

Respectfully submitted,

/s/ Steven J. Gavin

Steven J. Gavin

Enclosures

cc:	Andrew D. Mason
David R. Schellhase
Matthew F. Bergmann